EXHIBIT 20
                                                                     PAGE 1 OF 4

FOR IMMEDIATE RELEASE

                                                 FOR MORE INFORMATION:
                                                 MEDIA INQUIRIES:
                                                 WENDY WATKINS:  (301) 380-7903
                                                 INVESTOR RELATIONS:
                                                 SHARON WHITING:  (301) 380-7215
                                                 HTTP://WWW.HMSCORP.COM
                                                 1-888-380-HOST


                   HOST MARRIOTT SERVICES REPORTS 45% INCREASE
                               IN 1997 NET INCOME

           COMPANY ALSO ANNOUNCES NINE AIRPORT CONTRACT RENEWALS/WINS

         BETHESDA, MD, FEBRUARY 5, 1998 -- Host Marriott Services [NYSE:HMS] today reported annual net income for the fifty-two weeks of 1997 of $20.8 million, or $0.57 per share, an increase of 45% compared to net income of $14.3 million, or $0.40 per share, for the fifty-three weeks of 1996. Earnings before interest expense, taxes, depreciation, amortization and other non-cash items (EBITDA) was $129.1 million for 1997, an increase of 8% over EBITDA of $119.4 million reported for 1996. Revenues for 1997 totaled $1.28 billion, an increase of 1% over 1996. Excluding the effect of the extra week of operations during 1996, net income, EBITDA, and revenues increased by 61%, 10%, and 2%, respectively.
         William W. McCarten, President and Chief Executive Officer, noted, "Our financial performance was strong during 1997. We successfully renewed a number of important contracts and we have invested in several operating initiatives that we believe will result in continued profitability improvements. Finally, we have added resources to pursue two new markets - shopping mall food courts and European airport concessions and opened two new food court projects."
         The company's operating profit increased by 8% during 1997 to $67.1 million from $62.3 million for 1996. The operating profit margin improved to 5.2% for 1997 from 4.9% a year ago. Excluding the noncomparable effect of the extra week of operations in 1996, operating profit increased by 12% during 1997.

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

                                                                     EXHIBIT 20
                                                                     PAGE 2 OF 4
ADD 1
HOST MARRIOTT SERVICES REPORTS 45% INCREASE IN 1997 NET INCOME

         Contributing to the company's growth in net income for the year was a reduction in the income tax provision. The company's income tax provision includes a $1.9 million benefit recorded during the third quarter of 1997 to recognize the utilization of certain tax credits previously projected to expire unrealized.
         The company reported net income of $1.1 million, or $0.03 per share, for the fourth quarter of 1997, which included only sixteen weeks, compared to net income of $0.9 million, or $0.03 per share, for the fourth quarter of 1996, which included seventeen weeks. The company's operating profit was $12.6 million for the fourth quarter of 1997, which was level with the same quarter a year ago. EBITDA was $33.1 million for the fourth quarter of 1997, an increase of 8% over EBITDA of $30.6 million reported for the fourth quarter of 1996. Excluding the noncomparable effect of the extra week of operations in the fourth quarter of 1996, operating profit, EBITDA, and revenues for the fourth quarter of 1997 increased by 21%, 17%, and 5%, respectively.
          During the fourth quarter of 1997, the company determined that its investment in one of its airport food and beverage concessions contracts was partially impaired as defined by accounting standard SFAS No. 121. The partial impairment, stemming from construction cost overruns and weak operating performance, resulted in the company recording a $4.2 million non-cash, pretax charge against earnings.
         Also during the fourth quarter of 1997, the company reversed substantially all of its remaining restructuring reserve, which resulted in a $3.9 million pretax reduction in other operating expenses. The reserve was originally created in 1995 when the company recorded a pretax restructuring charge of $14.5 million, which was primarily comprised of involuntary employee termination benefits and lease cancellation penalty fees and related costs.
         Airport concession revenues grew by $2.0 million during 1997. Excluding the effects of a few noncomparable contracts (new contracts, contracts with significant changes in scope of operation and contracts undergoing significant construction of new facilities) and the extra week of operations in 1996, revenues at comparable domestic airport locations, which represent over 90% of the company's total domestic airport revenues, grew by $43.6 million, or 5.9%, during 1997 reflecting an estimated 3.7% growth in passenger enplanements and a 2.2% increase in revenues per enplaning passenger.
         Travel plaza revenues during 1997 were level with a year ago. Traffic growth and moderate price increases were offset by one less week of operations during 1997. Excluding the effect of the extra week of operations in 1996, travel plaza revenues grew by 1.7% during 1997.

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

                                                                     EXHIBIT 20
                                                                     PAGE 3 OF 4
ADD 2
HOST MARRIOTT SERVICES REPORTS 45% INCREASE IN 1997 NET INCOME

         Revenues in the shopping mall and entertainment business line were up 9% over a year ago. The outstanding performance of the Ontario Mills Mall food court which opened in November of 1996 and the openings of the food courts at the Grapevine Mills Mall and the Vista Ridge Mall in late 1997 resulted in a five-fold increase in shopping mall food court revenues. This dramatic rise was partially offset by decreases in revenues associated with the expiration in late 1996 of a food and beverage stadium contract and the company's 1996 planned exit from several off-airport merchandise contracts.
         In a separate press release dated today, the company announced that it had received food and beverage contract renewals at four domestic airport locations including Chicago-O'Hare International Airport, Detroit Metropolitan Wayne County Airport, Sacramento International Airport and Maine's Portland International Airport, as well as one combined food and beverage and merchandise renewal at the Little Rock International Airport and a merchandise contract renewal at the Ontario International Airport in California. In addition, the company was awarded a new domestic airport contract at the Southwest Florida International Airport in Fort Myers and several international concession facilities at Kuala Lumpur International Airport and Vancouver International Airport.
         Host Marriott Services, with its worldwide headquarters in Bethesda, Maryland, is the leading food, beverage and retail concessionaire at nearly 200 travel and entertainment venues, with approximately 23,000 employees in five countries around the globe. Host Marriott Services is best known for its custom solutions business approach that combines internationally known brands with regional favorites in airports, travel plazas, shopping malls and entertainment attractions. Many of the company's concessions operate under license agreements with branded partners such as Burger King, Starbucks Coffee, Pizza Hut, Chili's, T.G.I. Friday's, Cinnabon, TCBY "Treats," Sbarro, Taco Bell, Cheers, California Pizza Kitchen, Tie Rack and The Body Shop.
         CERTAIN MATTERS DISCUSSED WITHIN THIS NEWS RELEASE ARE FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND AS SUCH MAY INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES, AND OTHER FACTORS WHICH MAY CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF HOST MARRIOTT SERVICES TO BE DIFFERENT FROM ANY FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. ALTHOUGH HOST MARRIOTT SERVICES BELIEVES THE EXPECTATIONS REFLECTED IN SUCH FORWARD-LOOKING STATEMENTS ARE BASED UPON REASONABLE ASSUMPTIONS, IT CAN GIVE NO ASSURANCE THAT ITS EXPECTATIONS WILL BE ATTAINED. THESE RISKS ARE DETAILED FROM TIME TO TIME IN THE COMPANY'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION.

                                --Table Follows--



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

                                                                     EXHIBIT 20
                                                                     PAGE 4 OF 4

                       HOST MARRIOTT SERVICES CORPORATION
                   CONSOLIDATED OPERATING RESULTS (UNAUDITED)
                     (IN MILLIONS, EXCEPT PER SHARE AMOUNTS)

                                                            SIXTEEN           SEVENTEEN          FIFTY-TWO        FIFTY-THREE
                                                          WEEKS ENDED        WEEKS ENDED        WEEKS ENDED       WEEKS ENDED
                                                             1/2/98           1/3/97 (A)          1/2/98           1/3/97 (A)
------------------------------------------------------- ------------------ ------------------ ----------------- ------------------

OPERATING SUMMARY
REVENUES                                                         $ 388.2            $ 392.9         $ 1,284.6          $ 1,277.8

OPERATING COSTS AND EXPENSES
    Operating costs                                                375.3              380.3           1,217.2            1,215.5
    Write-downs of long lived assets                                 4.2                ---               4.2                ---
    Reversal of restructuring charges                               (3.9)               ---              (3.9)               ---
------------------------------------------------------- ------------------ ------------------ ----------------- ------------------
      Total Operating Costs and Expenses                           375.6              380.3           1,217.5            1,215.5
------------------------------------------------------- ------------------ ------------------ ----------------- ------------------

OPERATING PROFIT                                                    12.6               12.6              67.1               62.3

    Interest expense                                               (12.2)             (12.6)            (39.8)             (40.3)
    Interest income                                                  1.2                1.4               3.7                2.5
------------------------------------------------------- ------------------ ------------------ ----------------- ------------------

INCOME BEFORE INCOME TAXES                                           1.6                1.4              31.0               24.5
Provision for income taxes (B)                                       0.5                0.5              10.2               10.2
------------------------------------------------------- ------------------ ------------------ ----------------- ------------------

NET INCOME                                                      $    1.1            $   0.9           $  20.8            $  14.3
------------------------------------------------------- ------------------ ------------------ ----------------- ------------------

INCOME PER COMMON SHARE
    Basic                                                       $   0.03           $   0.03          $   0.60           $   0.43
    Diluted                                                     $   0.03           $   0.03          $   0.57           $   0.40

Weighted Average Common Shares Outstanding
    Basic                                                           34.5               34.1              34.6               33.4
    Diluted                                                         36.6               36.2              36.5               35.6

EBITDA                                                           $  33.1            $  30.6        $    129.1           $  119.4
------------------------------------------------------- ------------------ ------------------ ----------------- ------------------

REVENUES BY BUSINESS LINE
    Airports                                                     $ 278.8            $ 284.4        $    913.5          $   911.5
    Travel Plazas                                                   89.2               92.0             312.5              312.4
    Shopping Malls and Entertainment                                20.2               16.5              58.6               53.9
------------------------------------------------------- ------------------ ------------------ ----------------- ------------------

       Total revenues                                            $ 388.2            $ 392.9         $ 1,284.6          $ 1,277.8
------------------------------------------------------- ------------------ ------------------ ----------------- ------------------

OPERATING PROFIT BY BUSINESS LINE (C)
    Airports                                                     $  25.1             $ 24.4            $ 94.3          $    87.7
    Travel Plazas                                                    2.9                4.1              22.3               22.2
    Shopping Malls and Entertainment                                 2.1                0.7               5.1                4.2
------------------------------------------------------- ------------------ ------------------ ----------------- ------------------
       Total operating profit                                    $  30.1           $   29.2           $ 121.7          $   114.1
------------------------------------------------------- ------------------ ------------------ ----------------- ------------------

PERIOD END BALANCE SHEET DATA                              JANUARY 2,         JANUARY 3,
                                                              1998               1997
                                                        ------------------ ------------------
    Cash and cash equivalents                                   $   78.0            $ 104.2
    Total assets                                                   548.0              580.5
    Long-term debt                                                 405.8              407.4
------------------------------------------------------- ------------------ ------------------ ----------------- ------------------


(A) Certain minor reclassifications were made to the prior year financial statements to conform to the 1997 presentation.
(B) The company's provision for income taxes includes a $1.9 million benefit recorded in the third quarter to recognize certain tax credits that were previously considered unrealizable.
(C) Before general and administrative expenses.


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